CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Jenny B. Neslin
Associate

TEL +1 212 878 3370
FAX +1 212 878 8375
jenny.neslin@cliffordchance.com

April 15, 2013

VIA EDGAR AND BY FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated
Post-Effective Amendment No. 7 to the Registration Statement on Form S-11
Filed on April 15, 2013
File No. 333-149899

Ladies and Gentlemen:

On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we transmit for filing Post-Effective Amendment No. 7 to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”) for the purposes of satisfying the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended.

We have enclosed with this letter a marked copy of the Registration Statement, reflecting all changes made to the Registration Statement.

We look forward to hearing from you regarding the Registration Statement. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 878-3370.

Sincerely,

/s/ Jenny B. Neslin

Jenny B. Neslin

Enclosures

cc:	Michael G. Medzigian
Trevor P. Bond
Kathleen L. Werner, Clifford Chance US LLP